File No. __________________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

AES Ottana Energia S.r.l.
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C.  20006

ITEM 1

         Foreign utility status is claimed by AES Ottana Energia S.r.l., a limited liability company organized under the laws of Italy, with its business address at C.so Vittorio Emanuele 1, Milan, 20121 Italy and its branch office at Strada Provinciale 17-18 km, Ottana (Nuoro), 08020 Italy.

         AES Ottana Energia S.r.l. owns and operates an oil-fired 140MW cogeneration facility in Ottana, in the province of Nuoro, Sardinia, Italy. The plant is electrically connected to the electrical grid of the island of Sardinia.

         The AES Corporation owns 100% interest in AES Ottana Energia S.r.l. through the following wholly owned subsidiaries, each of which is organized under the laws of the Netherlands: Global Power Holdings CV, AES Global Power Holdings B.V., and AES Baltic Holdings, B.V.

         The AES Corporation, a Delaware corporation, is an exempt public utility holding company under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 2

         AES Ottana Energia S.r.l. has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly owned by CILCORP, Inc., a wholly owned subsidiary of the AES Corporation. IPL is wholly owned by IPALCO Enterprises Inc., a wholly owned subsidiary of the AES Corporation.

         Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, AES Ottana Energia S.r.l., nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated March 10, 1999, the Illinois Commerce Commission certified to the SEC with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with AES Corporation's acquisition of foreign utility companies. AES hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES Corporation's acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By: /s/ William R. Luraschi
    -----------------------
    William R. Luraschi
    General Counsel
    The AES Corporation
    1001 N. 19th Street, Suite 2000
    Arlington, Virginia  22209
    (703) 522-1315

    Dated:  June 21, 2001.